Exhibit 99.2

Management’s Discussion and Analysis of Financial Position and Operating Results

Cascades

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the quarters ended March 31, 2005 and 2004 and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 4, 2005, the date of approval of the MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-GAAP measures section.

The Company

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Company believes that its product, integration level, market and geographical diversification help to mitigate the adverse effects of industry conditions, the markets for some of its products are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the U.S. dollar and the euro.

Divestiture of assets

During the fourth quarter of 2004, the Company initiated a divestiture plan to dispose of substantially all of the distribution activities of its Fine Papers and Tissue Papers segments.

Consequently, the assets, liabilities, results and cash flows of the distribution activities have been reclassified as assets held for sale. The financial information as it relates to the assets held for sale is as follow:

For the 3-month periods ended March 31 (in millions of dollars, except amounts per share)	2005	2004
Condensed balance sheet (1)
Current assets	116	126
Long-term assets	5	9
Current liabilities	23	29
Condensed statement of earnings
Sales	113	107
Depreciation and amortization	—	1
Operating income, including gain on disposal	5	2
Interest expense	1	—
Provision for income taxes	1	1
Net earnings, including gain on disposal, from assets held for sale	3	1
Net earnings per share, including gain on disposal, from assets held for sale	$0.03	$0.01
Condensed statement of cash flows
Cash flow from operating activities	(4)	(7)
Cash flow from investing activities	14
Cash flow from financing activities	4	7

(1) As at December 31, 2004 for the condensed balance sheet items

During the first quarter of 2005, the Company completed the sale of its distribution activities of the Tissue paper segment for a total net consideration of $15.7 million. The disposal of the net assets resulted in a gain of $1.2 million before related income taxes of $0.5 million. As for the Fine papers distribution activities there are no further developments to disclose at this time.

Overview

In the first quarter of 2005, sales increased by 10% and operating income was 13% higher than 2004. Combined with recent business acquisitions and an improved economy, the Company’s shipments and pricing for its products were higher in most operating business sectors. This was, however, partially offset by the 7.4% strengthening of the Canadian dollar against the U.S. dollar, when compared with the same period in 2004.

Selected Consolidated Information

For the three-month periods ended March 31 (in millions of dollars, except amounts per share)	As reported		Excluding specific items (1)
	2005	2004	2005	2004
Sales (amount net of eliminations)
Packaging	603	536
Tissue Papers	178	168
Fine Papers	175	166
Assets held for sale	(113)	(107)
	843	763
Operating income (loss) before depreciation and amortization “OIBD”(1)
Packaging	51	45	49	40
Tissue Papers	21	18	20	18
Fine Papers	(2)	(3)	(2)	(3)
Corporate	(4)	(3)	(4)	(3)
Assets held for sale	(5)	(3)	(4)	(3)
	61	54	59	49
OIBD/sales	7.2%	7.1%	7.0%	6.4%
Operating income	17	15	15	10
Net earnings	—	(6)	(1)	(5)
per common share	$—	$(0.08)	$(0.01)	$(0.07)
Cash flow from operations (1)	31	31
per common share (1)	$0.38	$0.38

(1) see the supplemental information on non-GAAP measures

Other Selected Information

For the three-month periods ended March 31	2005	2004
Shipments (in thousands of short tons)
Packaging (2)	439	442
Tissue	99	96
Fine Papers	68	65
	606	603
Currency - average rate
$Can vs $U.S.	$0.815	$0.759
$U.S. vs $Can	$1.227	$1.318
Euro vs $Can	$1.608	$1.649

(2) Packaging includes paper mill shipments from the Specialty Products Group

The following table shows the historical movement of average benchmark list prices for some of our key products:

Benchmark product	Q1-2005	Q4-2004	Q3-2004	Q2-2004	Q1-2004
Packaging (US$/short ton)
- Recycled boxboard - 20-pt. clay coated	715	715	695	685	648
- Linerboard-unbleached kraft, 42 lb.-Eastern U.S.	500	500	500	462	412
Tissue papers (index 1999 = 1,000)	1,287	1,285	1,227	1,120	1,132
Fine papers (US$/short ton)
- Uncoated fine paper-offset, 50 lb. rolls	733	750	715	652	587
- Coated fine paper-No. 3 grade, 60 lb rolls	870	870	827	765	768

Source: Cascades based on industry sources. Tissue papers index represents a mix of primary and converted products.

Recycled and virgin fibres are the primary raw materials used in the manufacture of our products and represent the highest production cost. List prices for these raw materials fluctuate considerably and are heavily influenced by economic conditions and foreign demand. The following table shows the historical movement of average benchmark list prices, listed in U.S. dollars, for some of the grades of recycled paper and virgin pulp used in the manufacturing process:

Benchmark product	Q1-2005	Q4-2004	Q3-2004	Q2-2004	Q1-2004
Recycled paper (US$/short ton)
- Old corrugated containers - Average U.S.	88	78	82	91	77
- Sorted office papers - Eastern U.S.	116	125	138	118	108
Virgin pulp (US$/metric tonne)
- Northern bleached softwood kraft -
Eastern U.S.	670	630	670	660	600

Source: Cascades based on industry sources

Quarter ended March 31, 2005 compared with quarter ended March 31, 2004

Sales      Sales increased by $80 million, or 10%, to $843 million for the quarter, versus $763 million for 2004.

Net business acquisitions over the last twelve months contributed $67 million in sales during the quarter. On August 24, 2004, the company increased its participation from 50% to 100% in Dopaco Inc. Consequently, its results were consolidated proportionately between October 1, 2003 and August 24, 2004 and have been fully consolidated since that date. Given this treatment, the total contribution of Dopaco is $53 million of additional sales for 2005 compared with 2004. In addition, the other businesses acquired in 2004 contributed an additional $14 million in sales during the period.

Following input cost increases throughout 2004, the net average selling prices were higher in most business segments except for our European boxboard operations. These prices increases more than offset the strengthening of the Canadian dollar against the U.S. dollar in comparison with 2004. As for the European boxboard operations, their average selling price declined approximately 10 euro per ton and the euro decreased 2% against the Canadian dollar as compared to 2004. The price reduction is mainly due to overcapacity on the European market resulting from lower exports to Asia.

The appreciation of the Canadian dollar has had a direct impact on export prices and on Canadian dollar prices in the domestic market, as several of the Company’s products are priced in U.S. dollars. It also limited the impact of the increases of U.S dollar pricing. Overall, shipments were similar compared with 2004 with the exception of the packaging segment’s North-American boxboard mills due to a change in its product mix and customer portfolio and also lower efficiencies in its recycled mills.

Operating income before depreciation and amortization The Company generated operating income before depreciation and amortization of $61 million for the quarter, compared with $54 million for 2004. Operating income before depreciation and amortization margin remained stable at 7.2% for the year, compared with 7.1% for the corresponding period in 2004. Operating income before depreciation and amortization for 2005 includes a $4 million gain related to the disposition of a building by a joint-venture company, a $1 million impairment loss on an investment in a significantly influenced company of a joint venture and a $1 million unrealized loss on derivative commodity instruments of certain swap contracts entered into by a joint-venture company. Excluding these specific items, the operating income before depreciation and amortization increased by 20% to $59 million from $49 million in 2004.

Higher prices and the business acquisitions realized over the last twelve months more than offset the negative impact of higher fiber, energy and transportation costs. However, one of the most important factors was the strengthening of the Canadian dollar combined with the pricing of several of the company’s Canadian products in U.S. dollars which impacted negatively on operating income before depreciation and amortization by approximately $13 million.

In general, our primary raw material prices increased, compared with 2004 but our costs were positively offset by a stronger Canadian dollar. The monthly US$ average list price for old corrugated containers (OCC), mostly used by our Containerboard Group, increased by approximately 14% when compared with 2004. The monthly average list price for sorted office papers (SOP), primarily used by our Tissue Paper and Boxboard Groups, was 7% higher, while the price of Northern Bleached Softwood Kraft Pulp (NBSK) mainly used by our Fine Papers Group, increased by 12% during the same period.

As for natural gas, the pricing reference increased slightly by 4% in Canada and by 10% in the United States when compared to 2004.

OIBD variance analysis

(in millions of dollars)	Packaging	Tissue Papers	Fine Papers	Corporate	Assets held for sale	Consolidated
OIBD for the three-month period ended March 31, 2004	45	18	(3)	(3)	(3)	54
Positive (negative) impact from:
Sales volume	1	—	2	—	(1)	2
Selling price	9	12	8	—	(2)	27
Raw materials	3	(4)	(4)	—	—	(5)
Variation of the Canadian dollar (1)	(11)	(2)	(2)	—	2	(13)
Cost improvement and efficiencies	—	(4)	(3)	(1)	—	(8)
Business acquisitions	7	—	—	—	—	7
OIBD excluding specific items	54	20	(2)	(4)	(4)	64
Specific items	(3)	1	—	—	(1)	(3)
OIBD for the three-month period ended March 31, 2005	51	21	(2)	(4)	(5)	61

(1)     Foreign exchange impact is based on the Company’s national and export sales less purchases that are impacted by the $Can/$US variation.

Segmented analysis

Packaging products

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
Packaging	2005	2004	2005	% sales	2004	% sales	2005		2004		2005	2004
Boxboard
Manufacturing - North America	57	62	—	—	—	—	78 st		86 st		726	718
Manufacturing - Europe	119	119	5	4.2	7	5.9	135 st		130 st		882	919
Converting	163	112	15	9.2	8	7.1	4 ,762 carton		2,664 carton
Others and eliminations	(2)	3	—	—	2	—
	337	296	20	5.9	17	5.7
Containerboard (1)
Manufacturing	87	78	6	6.9	7	9.0	179 st		179 st		483	434
Converting	119	110	14	11.8	11	10.0	1,630 msf		1,630 msf		73	68
Others and eliminations	(46)	(42)	2	—	2	—
	160	146	22	13.8	20	13.7

Specialty products	127	119	9	7.1	8	6.7	47 st	(2)	47 st	(2)
Eliminations	(10)	(10)	—	—	—	—
	614	551	51	8.3	45	8.2	439 st		442 st

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2) Consists of the paper manufacturing shipments only.

Sales of the Packaging products segment increased by $63 million, or 11%, amounting to $614 million for the quarter, compared with $551 million for the same period in 2004. The additional contribution of new businesses acquired during the last twelve months combined with price increases in the containerboard sector more than offset lower realized prices in the boxboard sector and mitigated the impact on general pricing caused by the appreciation of the Canadian dollar.

Sales for the Boxboard Group amounted to $337 million for the quarter, compared with $296 million for the same period in 2004. Excluding Dopaco’s additional contribution of $53 million, sales actually decreased by $12 million or 4% due to lower shipments for our primary board mills and by the work stoppage at the Fjordcell Kraft pulp mill since November 2004. Over the course of this period, shipments by primary mills decreased by approximately 9% in North America, due to a change in product mix and customer portfolio and lower efficiencies in the recycled mills. Shipments increased by approximately 4% in Europe due to lower downtime compared with 2004. In addition, net selling prices in North America increased during the period but were affected by the strengthening of the Canadian dollar. In Europe, average selling prices in euros decreased by 2% resulting from difficult conditions in the European board market due to overcapacity following lower export to Asia.

Sales for the Containerboard Group increased by $14 million amounting to $160 million for the quarter, compared with $146 million for the same period in 2004 or a 9% increase. The combined impact of the acquisition of the Thompson (Connecticut) converting plant in April 2004 and the Lancaster (New-York) converting plant in August 2004 contributed $5 million of additional sales in 2005. Containerboard shipments remained at over the period but average selling prices increased 11% in the manufacturing sector. The primary mill capacity utilization rate was 95% for this quarter, compared with 93% in the first quarter of 2004.

Shipments of corrugated products remained stable compared with 2004, helped by additional volume generated by acquisitions. Also, market conditions allowed for the gradual implementation throughout 2004 of certain price increases that more than offset the negative impact of a stronger Canadian dollar. The average selling prices increased 7% when compared to the first quarter of 2004. This sector’s North-American integration level, reflecting the percentage of the containerboard’s mills production sold internally to the company’s own box or sheet plants, decreased to 59% in 2005, compared with 64% in 2004 mostly due to market related downtime taken in the first quarter of last year. Increased integration improves profit by providing more value-added products compared with unconverted board products.

The acquisition of the remaining 50% participation in the Greenfield pulp mill in France realized in the second quarter of 2004, resulted in the Specialty Products Group increasing sales by $8 million, or 7%, to $127 million for the quarter, compared with $119 million for the same period in 2004. Most operating assets performed well during the period except for the Kraft paper mill in East Angus which exports the majority of its products to the United States. However, this group benefited from a stronger contribution from its de-inked pulp mills as a result of recent prices increases.

Operating income before depreciation and amortization for the Packaging Products segment was $51 million for the quarter, compared with $45 million for the same period in 2004. Operating income before depreciation and amortization for 2005 includes a $4 million gain related to the disposition of a building by a joint-venture company, a $1 million impairment loss on an investment in a significantly influenced company of a joint venture and a $1 million unrealized loss on derivative commodity instruments of certain swap contracts entered into by a joint-venture company. Excluding these specific items, the operating income before depreciation and amortization increased by 22% to $49 million from $40 million in 2004. The increase of $9 million is mainly due to price increases realized in the containerboard sector and the full consolidation of the results of Dopaco since August 24, 2004. This improvement was also offset by approximately $11 million due to the strengthening of the Canadian dollar.

Tissue Group (including assets held for sale)

Tissue

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing & converting	167	154	19	11.4	18	11.7	99 st	96 st	1,585	1,497
Distribution	22	21	2	9.1	—	—
Eliminations	(9)	(7)	—	—	—	—
	180	168	21	11.7	18	10.7

Sales of the Tissue Group increased by $12 million, or 7%, to $180 million for the quarter, compared with $168 million for the same period in 2004. Average net realized prices were 6% higher during the quarter, in comparison with the corresponding period in 2004, as a result of prices increases implemented during 2004 and the beginning of 2005. Shipments increased by 3% in 2005, caused in part by the start-up of the Memphis mill in the fourth quarter of 2004. The integration rate (i.e. converted products sold vs. parent rolls) increased from 57% for the first quarter of 2004 to 60% in the same period in 2005.

The Tissue Group generated operating income before depreciation and amortization of $21 million for the quarter compared with $18 million last year. Higher volumes and higher net realized selling prices more than compensated for higher average waste paper, energy and freight costs and the negative impact on average selling prices resulting from the strengthening of the Canadian dollar. This strengthening of the Canadian dollar had a negative impact of approximately $2 million for the quarter. Operating income before depreciation and amortization was also negatively affected by approximately $2 million due to the start-up of the Memphis mill and converting plants in Arizona and Calgary. Operating income before depreciation and amortization for 2005 also includes a $1 million gain related to the disposition of the distribution activities that occurred March 31, 2005 for a net consideration of $15.7 million.

Fine Papers Group (including assets held for sale)

Fine papers

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing	88	83	(5)	(5.7)	(5)	(6.0)	68 st	65 st	1,142	1,119
Distribution	107	100	3	2.8	2	2.0
Eliminations	(17)	(15)	—	—	—	—
	178	168	(2)	(1.1)	(3)	(1.8)

Sales of the Fine Papers Group increased by $10 million, or 6%, to $178 million for the quarter, compared with $168 million for the same period in 2004. The pricing of our products increased in the second half of 2004 due to better market conditions and higher operating levels in the coated and uncoated paper markets. However, these price increases were affected by the strengthening of the Canadian dollar against the U.S. dollar. Shipments increased 4.5% when compared with 2004 as our production units took less downtime due to the better demand and pricing of our products. The distribution division, Cascades Resources, contributed total sales of $107 million during the quarter, compared with $100 million in 2004. Cascades Resources shipments of paper products were 15% higher compared with the same period in 2004 but resale price per ton showed a reduction of 6% as compared with 2004.

Operating income before depreciation and amortization for the Fine Papers Group was negative by $2 million for the quarter, compared with a negative contribution of $3 million for the same period in 2004. Better volume and selling prices, which were affected by the increase the cost of market pulp, contributed to this improvement. Even with better volume and pricing the St-Jérôme uncoated paper mill was affected by the longer than expected start-up of certain new equipment installed on its largest paper machine and of the Biogaz project. Better volume in the distribution division contributed to increase its profitability. However, the strengthening of the Canadian dollar negatively impacted profitability by approximately $2 million during the past quarter compared with 2004.

Other items analysis

Depreciation and amortization Depreciation and amortization increased to $44 million in 2005, from $39 million for the corresponding period of 2004, primarily as a result of recent business acquisitions and capital expenditures.

Operating income As a result of the above, operating income for the quarter increased by 13% to $17 million, compared with $15 million for the same period in 2004. Operating margins remained stable at 2.0%.

Excluding specific items, operating income for the quarter stood at $15 million, compared with $10 million for the same period in 2004. Operating margins increased from 1.3% in 2004 to 1.8% in 2005.

Interest expense Interest expense remained stable at $20 million. The debt level has increased when compared to 2004 but the strengthening of the Canadian dollar contributed to reducing the interest expense on the Company’s US-denominated debts.

Swap agreement During the first quarter of 2005, the Company entered into an interest rate swap agreement for a notional amount of US$125 million maturing in 2013 in relation to the Company’s 7.25% unsecured senior notes. In accordance with the agreement, the interest rate went from a fixed rate of 7.25% to an average variable rate of 5.53%. As this instrument is not designated as a hedge, its fair value was recorded in earnings representing an unrealized loss of $0.7 million.

Foreign exchange loss on long-term debt In 2005, the Company recorded a foreign exchange loss of $2 million on its own and its joint venture US-denominated debts, as the Canadian dollar went from $0.831 against the US dollar as at December 31, 2004 to $0.827 as at March 31, 2005. This compares with a loss of $6 million in 2004. This loss had no impact on the Company’s liquidity.

Provision for income taxes The income tax recovery for the period ended March 31, 2005 amounted to $2 million, representing an effective tax rate of 33%. Excluding the impact of specific items, the tax rate would have been approximately 30%.

Net results As a result of the foregoing factors, net results increased by $6 million to nil for 2005, versus a net loss of $6 million, or $0.08 per share, for the same period in 2004.

Net loss excluding specific items for 2005, amounted to $1 million, or $0.01 per share, compared with a loss of $5 million or $0.07 in 2004.

Liquidity and capital resources

Cash flows from operating activities from continuing operations Cash outflows from operating activities totalled $59 million for 2005, compared with a cash inflow of $4 million for the same period in 2004. In 2005, changes in non-cash working capital components amounted to a use of funds of $90 million compared to a use of funds of $27 million in 2004. This use of cash is mainly attributable to an increase in inventories of finished products due to lesser than anticipated demand and to an increase in our raw materials levels as part of our overall purchasing strategy. Accounts receivable have also increased due to important level of sales that occurred at the end of the first quarter. The Company also paid the interest on its US-denominated debts which occurs in February and in August.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $31 million in 2005 and 2004, or $0.38 per share. This cash flow measure is important for the Company in order to pursue its capital expenditures program and reduce its indebtedness.

Investing activities from continuing operations In 2004, investment activities required total cash resources of $30 million. The Company invested $25 million in property, plant and equipment. The major capital projects realized in 2005 for each business segment were the completion of the 2004 projects in the Fine Paper Group, the beginning of capital projects in the Tissue Group to upgrade the paper machine in Candiac and to install a new converting line in Wisconsin. We also added new equipment at our Memphis Tissue mill which began its operations in the fourth quarter of 2004.

The Company also invested $8 million to acquire the packaging business of Dover Industries Limited, located in Canada, for the converting business of its Boxboard Group.

During the first quarter of 2005, a joint venture of the Company, sold a building for an amount of $4 million.

Financing activities from continuing operations During the period the Company borrowed $71 million on its revolving facilities mainly due to the cash used by the working capital. It also redeemed 38,900 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $0.5 million.

Taking into account these transactions and the $3 million in dividends paid out during 2005, financing activities generated $67 million in liquidity.

Assets held for sale On March 31, 2005, the Company sold the distribution activities of its Tissue papers segment for a total net consideration of $15.7 million. Of the total selling price, $13.7 million was received at closing; $1 million will be received at the first anniversary date and $1 million in four instalments due March 31, 2006 to March 31, 2009.

Consolidated financial position as at March 31, 2005

The Company’s working capital stood at $569 million as at March 31, 2005, a ratio of 1.96:1. At year-end 2004, working capital stood at $502 million a ratio of 1.82:1.

Long-term debt, including the current portion, increased to $1.308 billion as at March 31, 2005, following the cash requirements of the first quarter, compared with $1.226 billion as at December 31, 2004. The current portion of long-term debt increased by $3 million, mainly as a result of the balance of purchase price owed for Dopaco, in the amount of $55 million which was increased by $3 million. This amount is expected to be paid in the second quarter of 2005. The Company had $269 million available under its $500 million revolving credit facility at the end of the quarter. The net funded debt to total capitalization ratio increased from 47.3% as at December 31, 2004 to 49.5% as at March 31, 2005.

Including the results of the quarter and the dividend paid out, shareholders’ equity decreased to $1.047 billion or $12.87 per share as at March 31, 2005 compared to $1.059 billion as at December 31, 2004.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which budget estimates place at approximately $120 million for 2005 including our share of our joint venture, Norampac, estimated at $40 million. This budgeted amount may be revised during the course of this year, depending on the cash flow generated by operations.

Capital stock information

As at March 31, 2005, the capital stock issued and outstanding consisted of 81,335,240 common shares (81,361,580 as at December 31, 2004). As at March 31, 2005, 1,744,426 stock options were issued and outstanding (1,756,986 as at December 31, 2004).

	For the 3-month periods ended March 31,
Toronto Stock Exchange (CAS: TSX)	2005	2004
High	$13.95	$12.60
Low	$12.25	$11.21
Volume	6,385,000	7,969,000

Outlook

As improvement of demand has recently moderated or even slightly deteriorated in some of our markets, especially in packaging, we may during the next few quarters, continue to take the downtime necessary to adjust our production levels to the demand from our customers and avoid building excess inventories. The level of downtime, if any, will also be dictated by the extent of the seasonal pickup in activity which is expected in most of our business segments. As for general pricing trends, recent increases announced in North-America have for the most part been implemented but there is no assurance that further increases will be announced in the near future.

The Boxboard Group is currently confronted with difficult market conditions, especially in recycled grades in both Europe and North America. Market related downtime may be necessary as overall backlogs remain low. On the converting side, this group should continue to benefit from the contribution of Dopaco, but also from the integration of the clientele acquired in Canada from the packaging division of Dover Industries Limited at the beginning of 2005.

The Containerboard Group intends to continue focusing on increasing its integration/converting rate and also maintaining the right balance between production and inventory levels. This group has already announced its intention to curtail the production of its Trenton medium mill for a minimum of two weeks during the course of the second quarter. On the cost side, the containerboard sector should benefit from a relatively stable, even downward short-term OCC market.

The Tissue Group will continue the ramp-up of its Memphis paper machine and also of its most recently deployed converting facilities in Arizona and Calgary. This group’s effort will be focused on sales of converted products on the US and Canadian West coasts in order to make these operations profitable as quickly as possible. The tissue operations should benefit from a relatively stable pricing for their products and a stable to downward short-term trend for sorted office papers, the main type of recycled papers they use. The fundamental demand for tissue remains good and the company anticipates that market conditions will remain favourable.

The Fine Papers Group is currently facing very challenging times; the Thunder Bay coated paper mill is showing positive signs in its cost reduction efforts but has difficulty implementing sustained price increases. It also remains challenging to the level of the Canadian dollar. On the uncoated paper side, further price increases in Canada are unlikely for the short term. Longer term, we expect the Fine Papers group to benefit from new recently completed capital investments at its St-Jerome mill that will reduce costs and improve quality. As for the Fine Paper distribution assets, they are currently feeling the impact of the pressure of lower prices of sheeted products. These assets are currently classified as held for sale and, Cascades remains confident it can complete the divestiture of this business before the end of 2005.

Finally, we intend to continue to take action throughout the year on strategic initiatives identified at the beginning of 2004 which include the optimization of less performing assets and the possible divestiture of other non-strategic businesses.

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used, as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, and net earnings per common share, excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures, excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business unit, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP, is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

For the 3-month periods ended March 31, (in millions of dollars)	2005	2004
Net earnings (loss)	—	(6)
Net earnings from assets held for sale	(3)	(1)
Share of results of significantly influenced companies	(1)	(1)
Provision for income taxes	(2)	(3)
Foreign exchange loss on long-term debt	2	6
Unrealized loss on financial derivative instruments	1	—
Interest expense	20	20
Operating income from continuing operations	17	15
Specific items:
Gain on sale of assets of a business unit	(4)	—
Impairment loss of investments in significantly influenced companies	1	—
Unrealized loss (gain) on derivative financial commodity instruments	1	(5)
	(2)	(5)
Operating income excluding specific items	15	10
Depreciation and amortization	44	39
Operating income before depreciation and amortization excluding specific items	59	49

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss) For the 3-month periods ended March 31,		Net earnings (loss) per share(1) For the 3-month periods ended March 31,
(in millions of dollars, except amounts per share)	2005	2004	2004	2003

As per GAAP	—	(6)	$—	$(0,08)
Specific items:
Gain on disposal of assets including the distribution activities of the Tissue Paper group	(5)	—	$(0.05)	$—
Impairment loss of investments in significantly influenced companies	1	—	$0.01	$—
Unrealized loss (gain) on derivative financial commodity instruments	1	(5)	$0.01	$(0.05)
Unrealized loss on derivative financial instruments	1	—	$—	$—
Foreign exchange loss on long-term debt	2	6	$0.02	$0.06
Tax effect on specific items	(1)	—	$—	$—
	(1)	1	$(0.01)	$0.01

Excluding specific items	(1)	(5)	$(0.01)	$(0.07)

(1) Specific amounts per share are calculated on an after-tax basis

The following table reconciles the net cash provided (used) by operating activities to operating income and operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
(in millions of dollars)	2005	2004

Cash flow provided (used) by operating activities	(59)	4
Changes in non-cash working capital components	90	27
Depreciation and amortization	(44)	(39)
Current income taxes	9	1
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	20	20
Unusual gain	3	—
Unrealized gain (loss) on derivative financial commodity instruments	(1)	5
Other non-cash adjustments	(1)	(3)
Operating income from continuing operations	17	15

Depreciation and amortization	44	39

Operating income before depreciation and amortization	61	54

Additional information

Additional information relating to the Company, including the annual report and AIF, is available on SEDAR at www.sedar.com.